SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


     Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding Company Act of 1935

     Certificate is filed by Fitchburg Gas and Electric Light Company




     This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

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1.   Type of security or securities.

          7.98% Notes due June 1, 2031.

2.   Issue, renewal or guaranty.

          Issue (private placement).

3.   Principal amount of each security.

          See attached Exhibit A.

4.   Rate of interest per annum on each security.

          7.98%.

5.   Date of issue, renewal or guaranty of each security.

          June 8, 2001.

6.   If renewal of security, give date of original issue.

          Not applicable.

7.   Date of maturity of each security.

          June 1, 2031.

8.   Name of persons to whom each security was issued, renewed or guaranteed.

          See attached Exhibit A.

9.   Collateral given with each security, if any.

          None.

10.  Consideration received for each security.

          See attached Exhibit A.

11.  Application of proceeds of each security.

          The proceeds from the sale of each security, consistent with the requirements of the Order of the Massachusetts Department of Telecommunications and Energy dated May 17, 2001, will be applied to retire short-term debt incurred (1) to fund expenditures for capitalizable additions, as well as for the acquisition, extension and improvement of

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          utility plant and property and (2) to finance investments in the
          Company's utility operations, and to fund capital additions on the Company's utility plant.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

          a.   the provisions contained in the first sentence of Section 6(b).
               ___

          b.   the provisions contained in the fourth sentence of Section 6(b).
               ___

          c.   the provisions contained in any rule of the Commission other than
               Rule 48.   X
                         ___

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(a), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

          Not applicable.

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15.  If the security or securities are exempt from the provisions of Section
     6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

          Rule 52(a).


                               FITCHBURG GAS AND ELECTRIC LIGHT
                               COMPANY

                               By:  /s/ Mark H. Collin
                                    ---------------------------
                                    Mark H. Collin
                                    Treasurer

Dated:  June 8, 2001

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                                                                       EXHIBIT A

                          RELEVANT TERMS CONCERNING THE
                    SECURITIES (7.98% Notes due June 1, 2031)
                    -----------------------------------------


                   Name of Person                                  Consideration
Designation of     to whom each              Principal Amount      Received for
    each            7.98% Note                   of each            each 7.98%
7.98% Note           was Issued                7.98% Note               Note
--------------     --------------            ----------------      -------------

  R-1              CIG & Co. as               $6,500,000            $6,500,000
                   nominee for
                   Connecticut General
                   Life Insurance
                   Company

  R-2              CIG & Co. as               $3,000,000            $3,000,000
                   nominee for
                   INA Life Insurance
                   Company of New York

  R-3              J.  Romeo & Co. as         $1,500,000            $1,500,000
                   nominee for
                   The Canada Life
                   Assurance Company

  R-4              J.  Romeo & Co. as         $1,500,000            $1,500,000
                   nominee for
                   The Canada Life
                   Assurance Company

  R-5              J.  Romeo & Co. as         $1,000,000            $1,000,000
                   nominee for Canada
                   Life Insurance Company
                   of America

  R-6              J.  Romeo & Co. as           $500,000              $500,000
                   nominee for
                   The Canada Life
                   Assurance Company

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